                                                               OMB Approval
                                                             OMB  3235-0153
                                                      Expires Nov. 30, 1984

                               Form  U-13-60
                 Mutual  and  Subsidiary  Service  Companies
                         Revised  February 7,  1980


                              ANNUAL   REPORT

                             FOR  THE  PERIOD

           Beginning January 1, 1997 and Ending December 31, 1997


                                 TO  THE

               U. S.   SECURITIES  AND  EXCHANGE  COMMISSION


                                    OF


                  Allegheny  Power  Service  Corporation
                    (Exact Name of Reporting Company)


                      A Subsidiary Service  Company
                        ("Mutual" or "Subsidiary")

Date of Incorporation:  November 22, 1963
If not Incorporated, Date of Organization:  N/A


State or Sovereign Power under which Incorporated or Organized:
                               Maryland

Location of Principal Executive Offices of Reporting Company:
                         10435 Downsville Pike
                      Hagerstown,  MD   21740-1766


Name, title, and address of officer to whom correspondence concerning this report should be addressed :


Thomas J. Kloc                Controller              10435 Downsville Pike
                                                    Hagerstown, MD 21740-1766
   (Name)                       (Title)                     (Address)




Name of Principal Holding Company Whose Subsidiaries are served by
   Reporting Company:

                        Allegheny  Energy,  Inc.

SEC  1926   (6-82)

                    INSTRUCTIONS FOR USE OF FORM U-13-60

 1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

 3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4. Report Format. Reports shall be submitted on the forms pre pared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, '210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                              SCHEDULE OR   PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS            ACCT. NO.    NO.

COMPARATIVE BALANCE SHEET                       Schedule I    4-5
  Service Company Property                      Schedule II   6-7
  Accumulated Provision for Depreciation and
     Amortization of Service Company Property   Schedule III    8
  Investments                                   Schedule IV     9
  Accounts Receivable from Associate Companies  Schedule V     10
  Fuel Stock Expenses Undistributed             Schedule VI    11
  Stores Expense Undistributed                  Schedule VII   12
  Miscellaneous Current and Accrued Assets      Schedule VIII  13
  Miscellaneous Deferred Debits                 Schedule IX    14
  Research, Development, or Demonstration
     Expenditures                               Schedule X     15
  Proprietary Capital                           Schedule XI    16
  Long-Term Debt                                Schedule XII   17
  Current and Accrued Liabilities               Schedule XIII  18
  Notes to Financial Statements                 Schedule XIV   19


COMPARATIVE INCOME STATEMENT                    Schedule XV    20
  Analysis of Billing - Associate Companies     Account 457    21
  Analysis of Billing - Nonassociate Companies  Account 458    22
  Analysis of Charges for Service - Associate
     and Nonassociate Companies                 Schedule XVI   23
  Schedule of Expense by Department or
     Service Function                           Schedule XVII 24-25
  Departmental Analysis of Salaries             Account 920    26
  Outside Services Employed                     Account 923    27
  Employee Pensions and Benefits                Account 926    28
  General Advertising Expense                   Account 930.1  29
  Miscellaneous General Expense                 Account 930.2  30
  Rents                                         Account 931    31
  Taxes Other Than Income Taxes                 Account 408    32
  Donations                                     Account 426.1  33
  Other Deductions                              Account 426.5  34
  Notes to Statement of Income                  Schedule XVIII 35

          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

DESCRIPTION OF REPORTS OR STATEMENTS                    PAGE NO.

     ORGANIZATION CHART                                    36


     METHODS OF ALLOCATION                                 37


     ANNUAL STATEMENT OF COMPENSATION FOR USE
          OF CAPITAL BILLED                                38

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                SCHEDULE I - COMPARATIVE BALANCE SHEET

       Give balance sheet of the Company as of December 31 of the current and prior year.

  ACCOUNT ASSETS AND OTHER DEBITS                        AS OF DECEMBER 31
                                                             1997        1996
          SERVICE COMPANY PROPERTY

    101   Service company property (Schedule II)           3,542,762   1,533,842
    107   Construction work in progress (Schedule II)              0           0
             Total Property                                3,542,762   1,533,842

    108   Less accumulated provision for depreciation
          and amortization of service company
          property (Schedule III)                            899,797   1,281,808
             Net Service Company Property                  2,642,965     252,034

          INVESTMENTS

    123   Investments in associate companies
          (Schedule IV)                                            0           0
    124   Other investments (Schedule IV)                     57,133      26,674
             Total Investments                                57,133      26,674

          CURRENT AND ACCRUED ASSETS

    131   Cash                                               478,739      67,540
    134   Special deposits                                    (2,008)          0
    135   Working funds                                       33,037      15,791
    136   Temporary cash investments (Schedule IV)                 0           0
    141   Notes receivable                                         0           0
    143   Accounts receivable                              2,288,675   1,042,015
    144   Accumulated provision of uncollectible
          accounts                                                 0           0
    146   Accounts receivable from associate
          companies (Schedule V)                          21,334,703  23,003,655
    152   Fuel stock expenses undistributed (Schedule VI)          0           0
    154   Materials and supplies                                   0           0
    163   Stores expense undistributed (Schedule VII)              0           0
    165   Prepayments                                      1,620,818     342,222
    174   Miscellaneous current and accrued
          assets (Schedule VIII)                                               0
             Total Current and Accrued Assets             25,753,964  24,471,223

          DEFERRED DEBITS

    181   Unamortized debt expense                                 0           0
    184   Clearing accounts                                   67,987       2,301
    186   Miscellaneous deferred debits (Schedule IX)      1,998,681      64,052
    188   Research, development, or demonstration
          expenditures (Schedule X)                                0           0
    190   Accumulated deferred income taxes                5,389,659   8,085,050
             Total Deferred Debits                         7,456,327   8,151,403

             TOTAL ASSETS AND OTHER DEBITS                35,910,389  32,901,334

            ANNUAL REPORT OF  Allegheny Power Service Corporation

                   SCHEDULE I - COMPARATIVE BALANCE SHEET


     ACCOUNT LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
                                                             1997        1996
             PROPRIETARY CAPITAL

       201   Common stock issued (Schedule XI)                50,000      50,000
       211   Miscellaneous paid-in capital (Schedule XI)           0           0
       215   Appropriated retained earnings (Schedule XI)          0           0
       216   Unappropriated retained earnings
             (Schedule XI)                                         0           0
                Total Proprietary Capital                     50,000      50,000

             LONG-TERM DEBT

       223   Advances from associate
             companies (Schedule XII)                              0           0
       224   Other long-term debt (Schedule XII)                   0           0
       225   Unamortized premium on long-term debt                 0           0
       226   Unamortized discount on long-term
             debt-debit
       227   Obligations under capital leases-noncurrent   1,150,710           0
                Total Long-Term Debt                       1,150,710           0

             CURRENT AND ACCRUED LIABILITIES

       231   Notes payable                                         0           0
       232   Accounts payable                             13,599,512  14,940,980
       233   Notes payable to associate
             companies (Schedule XIII)                             0           0
       234   Accounts payable to associate
             companies (Schedule XIII)                             0   1,753,886
       236   Taxes accrued                                   712,575   3,244,127
       237   Interest accrued                                      0           0
       238   Dividends declared                                    0           0
       241   Tax collections payable                       2,886,984     517,780
       242   Miscellaneous current and accrued
             liabilities (Schedule XIII)                   8,562,893   7,476,123
                Total Current and Accrued Liabilities     25,761,964  27,932,896

             DEFERRED CREDITS

       253   Other deferred credits                        8,947,715   4,305,243
       255   Accumulated deferred investment tax credits           0           0
                Total Deferred Credits                     8,947,715   4,305,243

       282   ACCUMULATED DEFERRED INCOME TAXES                     0     613,195


                TOTAL LIABILITIES AND PROPRIETARY CAPITAL 35,910,389  32,901,334

          ANNUAL REPORT OF Allegheny Power Service Corporation

               For the Year Ended    December 31, 1997

                SCHEDULE II - SERVICE COMPANY PROPERTY


                          BALANCE AT              RETIRE-                BALANCE
                          BEGINNING                MENTS     OTHER   1/ AT CLOSE
    DESCRIPTION            OF YEAR    ADDITIONS  OR SALES   CHANGES      OF YEAR

    SERVICE COMPANY PROPERTY

    ACCOUNT

    301  ORGANIZATION

    303  MISCELLANEOUS
         INTANGIBLE PLANT

    304  LAND AND LAND
         RIGHTS

    305  STRUCTURES AND
         IMPROVEMENTS

    306  LEASEHOLD
         IMPROVEMENTS       836,368                                      836,368

    307  EQUIPMENT       2/  59,716    3,019,404            (724,346)  2,354,774

    308  OFFICE FURNITURE
         AND EQUIPMENT      637,758      128,647 (414,785)               351,620

    309  AUTOMOBILES, OTHER
         VEHICLES AND
         RELATED GARAGE
         EQUIPMENT

    310  AIRCRAFT AND
         AIRPORT EQUIPMENT

    311  OTHER SERVICE
         COMPANY PROPERTY 3/

           SUBTOTAL       1,533,842    3,148,051 (414,785)  (724,346)  3,542,762

    107  CONSTRUCTION WORK
         IN PROGRESS

           TOTAL          1,533,842    3,148,051 (414,785)  (724,346)  3,542,762


      1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         Amortization of capitalized leases.

        2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                      BALANCE
                                                                     AT CLOSE
         SUBACCOUNT DESCRIPTION                           ADDITIONS   OF YEAR

         Capitalized lease for data processing equipment  3,019,404  2,354,774


                                                   TOTAL  3,019,404  2,354,774

        3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

            None.


        4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

            None.

        ANNUAL REPORT OF  Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1997

                               SCHEDULE III

               ACCUMULATED PROVISION FOR DEPRECIATION AND
                AMORTIZATION OF SERVICE COMPANY PROPERTY

                                      ADDITIONS            OTHER
                           BALANCE AT  CHARGED            CHANGES    BALANCE
                            BEGINNING     TO    RETIRE-     ADD      AT CLOSE
  DESCRIPTION                OF YEAR   ACCT 403  MENTS   (DEDUCT) 1/ OF YEAR

  ACCOUNT

   301   ORGANIZATION

   303   MISCELLANEOUS
         INTANGIBLE
         PLANT

   304   LAND AND LAND
         RIGHTS

   305   STRUCTURES AND
         IMPROVEMENTS

   306   LEASEHOLD
         IMPROVEMENTS         836,369                                 836,369

   307   EQUIPMENT             62,700    (2,984)          (55,738)      3,978

   308   OFFICE
         FURNITURE
         AND FIXTURES         382,739    26,849          (350,138)     59,450

   309   AUTOMOBILES,
         OTHER VEHICLES
         AND RELATED
         GARAGE EQUIP.

   310   AIRCRAFT AND
         AIRPORT
         EQUIPMENT

   311   OTHER SERVICE
         COMPANY
         PROPERTY

               TOTAL        1,281,808    23,865          (405,876)    899,797

      1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         None.

            ANNUAL REPORT OF Allegheny Power Service Corporation

                   For the Year Ended  December 31, 1997

                         SCHEDULE IV - INVESTMENTS

  INSTRUCTIONS:Complete the following schedule concerning investments.

               Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                              BALANCE AT BALANCE AT
  DESCRIPTION                                  BEGINNING    CLOSE
                                                OF YEAR    OF YEAR

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

     None.



  ACCOUNT 124 - OTHER INVESTMENTS

     Membership Certificates                       7,000      7,000
     AirScrip Certificates                            50         50
     West Virginia Workmen's Compensation Fund    19,624     50,083
                                                  26,674     57,133


  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

     None.


                                     TOTAL        26,674     57,133

            ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1997

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


    INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                        BALANCE AT   BALANCE AT
    DESCRIPTION                                         BEGINNING      CLOSE
                                                         OF YEAR      OF YEAR

    ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
                   ASSOCIATE COMPANIES
       Allegheny Power System, Inc.                         62,448       42,990
       Monongahela Power Company                         8,584,850   (9,052,837)
       The Potomac Edison Company                        6,855,662    8,283,583
       West Penn Power Company                           4,861,356   12,629,809
       Allegheny Generating Company                        216,291       93,086
       Allegheny Pittsburgh Coal Company                    15,402        1,469
       AYP Capital, Inc.                                   645,926    1,364,581
       AYP Energy, Inc.                                  1,632,743      312,460
       Allegheny Communications Connect, Inc.              125,689      184,020
       Allegheny Energy Solutions, Inc.                          0      360,870
       Davis Power Project                                   3,288            0
       Albright Power Station                                    0       74,915
       Fort Martin Power Station                                 0      711,581
       Harrison Power Station                                    0    2,453,415
       Pleasants Power Station                                   0    3,986,778
       West Virginia Power & Transmission                        0          366


                                             TOTAL      23,003,655   21,447,086




    ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:

                               Monongahela  The Potomac  West Penn
    DESCRIPTION                   Power       Edison       Power        TOTAL
                                 Company     Company      Company      PAYMENTS

    None



           TOTAL PAYMENTS              0           0             0            0

            ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended   December 31, 1997

               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

   INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                   respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                   Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

   DESCRIPTION                                LABOR    EXPENSES   TOTAL

   ACCOUNT 152 - FUEL STOCK EXPENSES
                 UNDISTRIBUTED

      None.



                                 TOTAL

   SUMMARY:

          ANNUAL REPORT OF           Allegheny Power Service Corporation

                     For the Year Ended December 31, 1997

                 SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

 INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


 DESCRIPTION                           LABOR    EXPENSES   TOTAL


 ACCOUNT 163 - STORES EXPENSE
               UNDISTRIBUTED
    None.



                              TOTAL

          ANNUAL REPORT OF    Allegheny Power Service Corporation

                   For the Year Ended December 31, 1997


                                SCHEDULE VIII

                   MISCELLANEOUS CURRENT AND ACCRUED ASSETS

   INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.



                                              BALANCE AT BALANCE AT
   DESCRIPTION                                 BEGINNING    CLOSE
                                                OF YEAR    OF YEAR


   ACCOUNT 174 - MISCELLANEOUS CURRENT AND
                 ACCRUED ASSETS


   None.


                                        TOTAL          0          0

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1997

                SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


     INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.



                                                    BALANCE AT BALANCE AT
      DESCRIPTION                                   BEGINNING    CLOSE
                                                     OF YEAR     OF YEAR

     ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


     NY Headquarters security deposit                   58,458     58,458
     Deferred Miscellaneous charges                      5,594    597,454
     Deferred Hourly wage accruals                           0  1,342,769


                                             TOTAL      64,052  1,998,681

          ANNUAL REPORT OF  Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1997


                                 SCHEDULE X

            RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

 INSTRUCTIONS:   Provide a description of each material research,
                 development, or demonstration project which incurred costs by the service corporation during the year.


 DESCRIPTION                                                    AMOUNT



 ACCOUNT 188 -  RESEARCH, DEVELOPMENT, OR
                DEMONSTRATION EXPENDITURES

 None


                                                     TOTAL

                                                                        16
                          ANNUAL REPORT OF   Allegheny Power Service Corporation

                                    For the Year Ended   December 31, 1997


    SCHEDULE XI - PROPRIETARY CAPITAL


                                                NUMBER OF      PAR OR STATED
                                                OF SHARES          VALUE      OUTSTANDING CLOSE OF PERIOD
    ACCOUNT NUMBER      CLASS OF STOCK          AUTHORIZED       PER SHARE     NO. OF SHARES TOTAL AMOUNT

     201              COMMON STOCK ISSUED        50,000             $10            5,000        $50,000

       INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                  DESCRIPTION                                                                   AMOUNT

    ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL   None.

    ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS  None.

                                                                                   TOTAL

       INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                BALANCE AT      NET INCOME                    BALANCE AT
                      DESCRIPTION               BEGINNING           OR           DIVIDENDS       CLOSE
                                                 OF YEAR          (LOSS)           PAID         OF YEAR

    ACCOUNT 216 - UNAPPROPRIATED RETAINED
                  EARNINGS

      None.
                                   TOTAL



                                                                         17

                           ANNUAL REPORT OF  Allegheny Power Service Corporation

                                 For the Year Ended   December 31, 1997

                                            SCHEDULE XII - LONG-TERM DEBT


    INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                            TERMS OF OBLIG DATE                      BALANCE AT                     BALANCE
 NAME OF CREDITOR           CLASS & SERIES OF      INTEREST  AMOUNT  BEGINNING                     AT CLOSE
                            OF OBLIGATION  MATURITYRATE    AUTHORIZED OF YEAR  ADDITIONSDEDUCTIONS  OF YEAR

 ACCOUNT 223-ADVANCES FROM
             ASSOCIATE
             COMPANIES:

 None.


 ACCOUNT 224-OTHER LONG-TERM
             DEBT:

 None.

                     TOTAL                                         0         0                  0         0


            ANNUAL REPORT OF   Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1997

              SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

       INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT BALANCE AT
                               DESCRIPTION          BEGINNING     CLOSE
                                                     OF YEAR     OF YEAR

       ACCOUNT 233 -  NOTES PAYABLE TO ASSOCIATE
                      COMPANIES

         None.

                                             TOTAL

       ACCOUNT 234 -  ACCOUNTS PAYABLE TO ASSOCIATE
                      COMPANIES

       Allegheny Power System, Inc.                     20,973          0
       The Potomac Edison Company                      (47,483)         0
       West Penn Power Company                       1,807,264          0
       Monongahela Power Company                       (26,868)         0


                                             TOTAL   1,753,886          0

       ACCOUNT 242 -  MISCELLANEOUS CURRENT AND
                      ACCRUED LIABILITIES

       Employee benefits                             1,726,648  7,016,435
       Capital leases                                  530,327  1,297,958
       Restructuring Liability                       5,219,148          0
       Audit Expense Liability                               0    248,500
                                             TOTAL   7,476,123  8,562,893

       ANNUAL REPORT OF   Allegheny Power Service Corporation

                For the Year Ended   December 31, 1997


                               SCHEDULE XIV

                      NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:   The space below is provided for important notes regarding
                the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                In 1996, the "Principle Holding Company" and its subsidiaries essentially completed their restructuring activities initiated in 1994, simplifying the management structure and streamlining operations. During 1996, restructuring activities included consolidating operating divisions, customer services, and other functions. By reorganizing and eliminating certain processes and consolidating common decentralized functions, the Company and its subsidaries have reduced employment by about 1,000 employees since October 1994. These reductions were accomplished through a voluntary separation plan, attrition, and layoffs.

                In 1996 and 1995, the subsidaries recorded restructuring charges of $93.1 million and $16.0 million in operating expenses, including all restructuring charges associated with the reorganization.
                These charges reflect liabilities and payments for severance, employee termination costs, and other restructuring costs.

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                For the Year Ended   December 31, 1997


                                SCHEDULE XV

                             STATEMENT OF INCOME

 ACCOUNT          DESCRIPTION                      CURRENT YEAR   PRIOR YEAR

          INCOME

 457      Services rendered to associate companies  385,810,885   123,657,927
 458      Services rendered to nonassociate
          companies                                           0             0
 421      Miscellaneous income or loss                   13,479        36,029

                                     Total Income   385,824,364   123,693,956

          EXPENSE

 101-108  Utility plant expenses                    110,284,634             0
 500-557  Power production expenses                  87,925,665             0
 560-598  Transmission & Distribution expenses       51,393,325             0
 901-910  Customer accounts & services expenses      33,396,721             0
 912-913  Sales expenses                              6,179,804             0
 920      Salaries and wages                         30,539,718    57,400,749
 921      Office supplies and expenses               14,979,675     8,974,977
 922      Administrative expense transferred -
          credit                                              0      (127,201)
 923      Outside services employed                  13,664,163    21,699,943
 924      Property insurance                             57,910         2,630
 925      Injuries and damages                        2,977,648       (63,321)
 926      Employee pensions and benefits              9,619,724     9,651,856
 928      Regulatory commission expense                 193,462       127,201
 930.1    General advertising expenses                  416,321           614
 930.2    Miscellaneous general expenses              2,324,388        41,249
 931      Rents                                       3,917,062    19,708,860
 932      Maintenance of structures and
          equipment                                   3,611,694       998,054
 403      Depreciation and amortization expense               0       252,029
 408      Taxes other than income taxes              11,266,921     4,524,960
 409      Income taxes                               (1,690,524)    5,788,401
 410      Provision for deferred income taxes         6,121,022       290,387
 411      Provision for deferred income taxes -
          credit                                     (4,038,826)   (5,867,878)
 411.5    Investment tax credit                               0             0
 426.1    Donations                                      79,883       129,803
 426      Other deductions                            2,413,193        80,645
 427      Interest on long-term debt                          0             0
 431      Other interest expense                        190,781        79,998


                                     Total Expense  385,824,364   123,693,956

                              Net Income or (Loss)            0             0

             ANNUAL REPORT OF  Allegheny Power Service Corporation

                     For the Year Ended      December 31, 1997


                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                    ACCOUNT 457


                                  DIRECT       INDIRECT   COMPENSATION     TOTAL
 NAME OF ASSOCIATE COMPANY         COSTS         COSTS       FOR USE       AMOUNT
                                  CHARGED       CHARGED    OF CAPITAL      BILLED

                                   457-1         457-2        457-3

 Monongahela Power Company        78,816,533            0            0    78,816,533
 The Potomac Edison Company       80,689,931            0            0    80,689,931
 West Penn Power Company         168,772,397            0            0   168,772,397
 Albright Power Station            5,392,050            0            0     5,392,050
 Fort Martin Power Station         9,598,264            0            0     9,598,264
 Harrison Power Station           16,580,471            0            0    16,580,471
 Pleasants Power Station          15,719,971            0            0    15,719,971
 Allegheny Power System, Inc.      2,476,453            0            0     2,476,453
 Allegheny Generating Company        204,931            0            0       204,931
 Allegheny Pittsburgh Coal Co.        15,924            0            0        15,924
 AYP Capital, Inc.                 4,174,161            0            0     4,174,161
 AYP Energy, Inc.                  1,743,118            0            0     1,743,118
 Allegheny Comm. Connect, Inc.       800,867            0            0       800,867
 Allegheny Energy Solutions, In      826,181            0            0       826,181
 Davis Power Project                    (367)           0            0          (367)


                      TOTAL      385,810,885            0            0   385,810,885



 Note: Items that were shown as indirect costs in previous years have now been allocated directly.

                       ANNUAL REPORT OF   Allegheny Power Service Corporation

                             For the Year Ended   December 31, 1997


                                         ANALYSIS OF BILLING

                                        NONASSOCIATE COMPANIES
                                             ACCOUNT 458


                                DIRECT     INDIRECT   COMPENSATION                EXCESS      TOTAL
NAME OF NONASSOCIATE COMPANY    COST       COST       FOR USE          TOTAL        OR       AMOUNT
                                CHARGED   CHARGED     OF CAPITAL       COST     DEFICIENCY    BILLED

                                458-1      458-2       458-3                       458-4

   None.



                       TOTAL


    INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

                   ANNUAL REPORT OF     Allegheny Power Service Corporation

                          For the Year Ended      December 31, 1997

                                          SCHEDULE XVI

                                ANALYSIS OF CHARGES FOR SERVICE
                             ASSOCIATE AND NONASSOCIATE COMPANIES


                                      ASSOCIATE                              NONASSOCIATE        TOTAL CHARGES
                                     COMPANY CHARGES                         COMPANY CHARGES      FOR SERVICE
                                        DIRECT      INDIRECT                 DIRECTINDIRECT         DIRECT    INDIRECT
      DESCRIPTION OF ITEMS               COST         COST        TOTAL       COST   COST   TOTAL    COST       COST        TOTAL

101-108 UTILITY PLANT EXPENSES          110,284,634      -      110,284,634    -      -    -    110,284,634      -     110,284,634
500-557 POWER PRODUCTION EXPENSES        87,925,665      -       87,925,665    -      -    -     87,925,665      -      87,925,665
560-598 TRANSMISSION & DISTRIBUTION EXP  51,393,325      -       51,393,325    -      -    -     51,393,325      -      51,393,325
901-910 CUSTOMER ACCOUNT & SERVICES EXP  33,396,721      -       33,396,721    -      -    -     33,396,721      -      33,396,721
912-913 SALES EXPENSES                    6,179,804      -        6,179,804    -      -    -      6,179,804      -       6,179,804
920     SALARIES AND WAGES               30,539,718      -       30,539,718    -      -    -     30,539,718      -      30,539,718
921     OFFICE SUPPLIES AND EXPENSES     14,979,675      -       14,979,675    -      -    -     14,979,675      -      14,979,675
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                    -        -              -      -      -    -            -        -             -
923     OUTSIDE SERVICES EMPLOYED        13,664,163      -       13,664,163    -      -    -     13,664,163      -      13,664,163
924     PROPERTY INSURANCE                   57,910      -           57,910    -      -    -         57,910      -          57,910
925     INJURIES AND DAMAGES              2,977,648      -        2,977,648    -      -    -      2,977,648      -       2,977,648
926     EMPLOYEE PENSIONS AND BENEFITS    9,619,724      -        9,619,724    -      -    -      9,619,724      -       9,619,724
928     REGULATORY COMMISSION EXPENSE       193,462      -          193,462    -      -    -        193,462      -         193,462
930.1   GENERAL ADVERTISING EXPENSES        416,321      -          416,321    -      -    -        416,321      -         416,321
930.2   MISCELLANEOUS GENERAL EXPENSES    2,324,388      -        2,324,388    -      -    -      2,324,388      -       2,324,388
931     RENTS                             3,917,062      -        3,917,062    -      -    -      3,917,062      -       3,917,062
932     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                         3,611,694      -        3,611,694    -      -    -      3,611,694      -       3,611,694
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                                 -        -              -      -      -    -            -        -             -
408     TAXES OTHER THAN INCOME TAXES    11,266,921              11,266,921                      11,266,921             11,266,921
409     INCOME TAXES                     (1,690,524)     -       (1,690,524)   -      -    -     (1,690,524)     -      (1,690,524)
410     PROVISION FOR DEFERRED INCOME
        TAXES                             6,121,022      -        6,121,022    -      -    -      6,121,022      -       6,121,022
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                   (4,038,826)     -       (4,038,826)   -      -    -     (4,038,826)     -      (4,038,826)
411.5   INVESTMENT TAX CREDIT                   -        -              -      -      -    -            -        -             -
421     MISCELLANEOUS INCOME/LOSS           (13,479)     -          (13,479)   -      -    -        (13,479)     -         (13,479)
426.1   DONATIONS                            79,883      -           79,883    -      -    -         79,883      -          79,883
426     OTHER DEDUCTIONS                  2,413,193      -        2,413,193    -      -    -      2,413,193      -       2,413,193
427     INTEREST ON LONG-TERM DEBT              -        -              -      -      -    -            -        -             -
431     OTHER INTEREST EXPENSE              190,781      -          190,781    -      -    -        190,781      -         190,781
                                                         -                     -      -    -                     -
INSTRUCTION:  Total cost of service                      -                     -      -    -                     -
will equal for associate and                             -                     -      -    -                     -
nonassociate companies the total                         -                     -      -    -                     -
amount billed under their separate
analysis of billing schedules.
                TOTAL EXPENSES          385,810,885      -      385,810,885    -      -    -    385,810,885      -     385,810,885
  COMPENSATION FOR USE OF EQUITY CAPITA         -        -              -      -      -    -            -        -             -
430 INTEREST ON DEBT TO ASSOC COS.              -        -              -      -      -    -            -        -             -
                TOTAL COST OF SERVICE   385,810,885      -      385,810,885    -      -    -    385,810,885      -     385,810,885


       Note: Items that were shown as indirect costs in previous years have now been charged directly.

                ANNUAL REPORT OF        Allegheny Power Service Corporation

                    For the Year Ended            December 31, 1997

                                       SCHEDULE XVII

                             SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                              DEPARTMENT OR SERVICE FUNCTION


                                                                DEPARTMENT OR SERVICE FUNCTION
                                                                                                                            RETAIL
                                                                            GENERATION               OPERATING            MARKETING
                                       TOTAL                               BUSINESS     POWER      BUSINESS   PLANNING &   BUSINESS
        DESCRIPTION OF ITEMS          AMOUNT     OVERHEAD      EXECUTIVE     UNIT      STATIONS      UNIT     COMPLIANCE     UNIT
101-108 UTILITY PLANT EXPENSES     110,284,634   89,481,152        183     240,695     101,357   18,902,658     15,020         -
500-557 POWER PRODUCTION EXPENSES    87,925,665   2,685,108      1,883   9,650,269  68,627,430      211,302  1,727,889     240,494
560-598 TRANS & DISTR EXPENSES       51,393,325   1,944,111      4,154     226,497     159,057   47,262,637    167,196      15,479
901-913 CUSTOMER ACCTS & SVCS EXP.   39,576,525   7,521,843    107,438      74,442       6,834   20,638,427    482,274   6,338,060
920     SALARIES AND WAGES           30,539,718  (4,042,355) 3,766,477   2,023,771     364,181    5,739,019  2,064,766     721,332
921     OFFICE SUPPLIES AND EXPENSES 14,979,675   8,038,057    505,761     421,360      11,238      703,756    347,339   1,075,591
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                -           -          -           -           -            -          -           -
923     OUTSIDE SERVICES EMPLOYED    13,664,163     452,674    446,940     373,166      11,212      325,243    101,059     604,373
924     PROPERTY INSURANCE               57,910         -          -           -           -            -          -           -
925     INJURIES AND DAMAGES          2,977,648     561,015      4,800         206    (109,335)   1,223,967        -        13,379
926     EMPL. PENSIONS AND BENEFITS   9,619,724 (20,217,360)   352,111   1,141,692  12,852,878   10,140,702    336,245     673,684
928     REGULATORY COMMISSION EXPENSE   193,462         -          659      33,732         -            -          -           -
930.1   GENERAL ADVERTISING EXPENSE     416,321         -          -         1,396         -            387        -           -
930.2   MISCELLANEOUS GENERAL EXPENSE 2,324,388      38,436    463,009      31,086         -         30,285    246,639      37,949
931     RENTS                         3,917,062         -       65,027     263,431      48,136      640,922     52,483     148,328
935     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                     3,611,694       3,563      1,520     394,041       9,789    2,681,246      7,779       1,497
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                             -           -          -           -           -            -          -           -
408     TAXES OTHER THAN
          INCOME TAXES               11,266,921     857,622    143,704     459,975   4,042,960    4,012,739    132,953     247,693
409     INCOME TAXES                (1,690,524) (1,690,524)       -           -           -            -          -           -
410     PROVISION FOR DEFERRED INCOME
        TAXES                        6,121,022   6,121,022        -           -           -            -          -           -
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT              (4,038,826) (4,038,826)       -           -           -            -          -           -
411.5   INVESTMENT TAX CREDIT              -           -          -           -           -            -          -           -
426.1   DONATIONS                       79,883         -          -        10,196         -            -       67,742         -
426     OTHER DEDUCTIONS             2,413,193      22,303  2,059,334      33,689         -         45,507         85      (7,924)
427     INTEREST ON LONG-TERM DEBT         -           -          -           -           -            -          -           -
430     INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                          -           -          -           -           -            -          -           -
431     OTHER INTEREST EXPENSE         190,781     137,246        -           -           -            -          -           -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                  TOTAL EXPENSES   385,824,364  87,875,087  7,923,000  15,379,644  86,125,737  112,558,797  5,749,469  10,109,935


       Note: Overhead amounts include adjustments and clearing that were not done at the department level.

                                                                         25
                ANNUAL REPORT OF     Allegheny Power Service Corporation

                     For the Year Ended          December 31, 1997

                                        SCHEDULE XVII

                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                               DEPARTMENT OR SERVICE FUNCTION


                                      DEPARTMENT OR SERVICE FUNCTION

                                    TRANSMISSION
                                     BUSINESS      AUDIT                  CORPORATE    EXTERNAL  FINANCIAL     HUMAN   INFORMATION
        DESCRIPTION OF ITEMS            UNIT      SERVICES   CONTROLLER COMMUNICATION  AFFAIRS     MGMT.     RESOURCES   SERVICES
101-120 UTILITY PLANT EXPENSES        1,380,278         -       340,717          113         916         88          75  (196,349)
500-557 POWER PRODUCTION EXPENSES     4,411,387      74,851      27,322        9,976     184,972        -        24,799  (135,051)
560-598 TRANS & DISTR EXPENSES          878,962       1,492         224        3,075       8,184        -         4,474  (194,043)
901-913 CUSTOMER ACCTS & SVCS EXP.      104,987       5,621       9,193    1,384,956     356,329      3,076       5,605  (613,772)
920     SALARIES AND WAGES            1,136,208   1,586,841   4,218,647      763,690     804,767    891,108   2,539,028   420,389
921     OFFICE SUPPLIES AND EXPENSES    298,808     243,524     711,469      161,103     178,756    227,500     442,277  (455,861)
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                -           -           -            -           -          -            -         -
923     OUTSIDE SERVICES EMPLOYED       221,650     717,535     113,982       88,048     650,209     64,655     176,652   275,849
924     PROPERTY INSURANCE                  -           -           -            -           -          -            -         -
925     INJURIES AND DAMAGES             11,669       7,519      14,481        7,032         100        463     387,632        236
926     EMPL. PENSIONS AND BENEFITS     630,313     177,474     560,732      236,794     103,761    128,535   1,026,725     27,930
928     REGULATORY COMMISSION EXPENSE     4,530         -         1,495          -           -          -            -         -
930.1   GENERAL ADVERTISING EXPENSE         -           -           -        409,666         -        4,846          26        -
930.2   MISCELLANEOUS GENERAL EXPENSE    31,509         866      20,696      595,408       4,514      2,147          -         105
931     RENTS                           897,127      29,225      81,991       33,782       7,705     20,160     116,522  1,208,923
935     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                       220,845       2,739      26,181          553          90          862      1,729   235,995
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                             -           -           -            -           -            -          -         -
408     TAXES OTHER THAN INCOME TAXES   236,254      75,060     233,325       62,616      40,571       41,192    116,477     1,121
409     INCOME TAXES                        -           -           -            -           -            -          -         -
410     PROVISION FOR DEFERRED INCOME
        TAXES                               -           -           -            -           -            -          -         -
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                      -           -           -            -           -            -          -         -
411.5   INVESTMENT TAX CREDIT               -           -           -            -           -            -          -         -
426.1   DONATIONS                           -           -           -            232         150          -          -       1,563
426     OTHER DEDUCTIONS                 10,233         -        (1,023)      27,820      10,000        3,330     39,185       -
427     INTEREST ON LONG-TERM DEBT          -           -           -            -           -            -          -         -
430     INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                           -           -           -            -           -            -          -         -
431     OTHER INTEREST EXPENSE              -           -        53,535          -           -            -          -         -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                    TOTAL EXPENSES   10,474,760   2,922,747   6,412,967    3,784,864   2,351,024    1,387,962  4,881,206   577,035


        Note: Overhead amounts include adjustments and clearing that were not done at the department level.

                                                                        25A

                 ANNUAL REPORT OF     Allegheny Power Service Corporation

                      For the Year Ended          December 31, 1997

                                       SCHEDULE XVII

                             SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                              DEPARTMENT OR SERVICE FUNCTION


                                      DEPARTMENT OR SERVICE FUNCTION
                                                                                         TREASURY
                                                               REGULATION               SERVICES &
                                                                  AND        SYSTEM        RISK    (Unregulated)
        DESCRIPTION OF ITEMS             LEGAL     PROCURMENT    RATES      SECURITY       MGMT     AYP CAPITAL    OTHER
101-120 UTILITY PLANT EXPENSES              8,035         (72)      1,694          (19)        736           53       7,304
500-557 POWER PRODUCTION EXPENSES         134,690      40,554       5,169           63       1,772        1,691        (905)
560-598 TRANS & DISTR EXPENSES            544,356       2,284      27,366          (39)        471      323,552      13,836
901-913 CUSTOMER ACCTS & SVCS EXPENSES    143,978       2,236     215,613          269   2,280,606      508,540         (30)
920     SALARIES AND WAGES              1,769,284     343,802   2,066,129    1,317,202     450,514    1,309,397     285,521
921     OFFICE SUPPLIES AND EXPENSES      374,237      65,770     319,006      323,926     202,241      768,060      15,757
922     ADMINISTRATIVE EXPENSES
        TRANSFERRED - CREDIT                  -           -           -            -           -            -           -
923     OUTSIDE SERVICES EMPLOYED       6,798,342      (1,357)    451,056        3,572      19,542    1,769,761         -
924     PROPERTY INSURANCE                    -           -           -            -        57,910          -           -
925     INJURIES AND DAMAGES            1,360,571         539         605          522    (511,390)       1,283       2,354
926     EMPLOYEE PENSIONS AND BENEFITS    297,778      46,208     334,231      161,826     231,919      245,404     130,142
928     REGULATORY COMMISSION EXPENSE      25,058         -       127,988          -           -            -           -
930.1   GENERAL ADVERTISING EXPENSE           -           -           -            -           -            -           -
930.2   MISCELLANEOUS GENERAL EXPENSE      79,361      36,445     202,554        6,677     495,939          -           763
931     RENTS                              54,697      37,628      43,882       61,789      16,136       75,462      13,706
935     MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                           1,589       6,306      11,084          489       1,330        2,232         235
403     DEPRECIATION AND AMORTIZATION
        EXPENSE                               -                       -            -           -            -           -
408     TAXES OTHER THAN INCOME TAXES     122,491      18,303     132,889       64,890      93,735       91,664      38,687
409     INCOME TAXES                          -           -           -            -           -            -           -
410     PROVISION FOR DEFERRED INCOME
        TAXES                                 -           -           -            -           -            -           -
411     PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                        -           -           -            -           -            -           -
411.5   INVESTMENT TAX CREDIT                 -           -           -            -           -            -           -
426.1   DONATIONS                             -           -           -            -           -            -           -
426     OTHER DEDUCTIONS                   95,114       1,578      33,699        1,113          63       21,847      17,240
427     INTEREST ON LONG-TERM DEBT            -           -           -            -           -            -           -
430     INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                             -           -           -            -           -            -           -
431     OTHER INTEREST EXPENSE                -           -           -            -           -            -           -
INSTRUCTION: Indicate each
department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
                    TOTAL EXPENSES     11,809,581     600,224   3,972,965    1,942,280   3,341,524    5,118,946     524,610


        Note: Overhead amounts include adjustments and clearing that were not done at the department level.

         ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended     December 31, 1997

                       DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920


                            DEPARTMENTAL SALARY EXPENSE                         NUMBER
NAME OF DEPARTMENT                         INCLUDED IN AMOUNTS BILLED TO      PERSONNEL
Indicate each dept.              TOTAL       PARENT      OTHER         NON      END OF
or service function.            AMOUNT      COMPANY    ASSOCIATES  ASSOCIATES    YEAR

Corporate:
Executive                          983,495    78,663       904,832                    3
Administration                     284,395    22,057       262,338                    2
VP - OBU, TBU, RBU                 397,809    33,191       364,618                    2
VP - GBU, P&C                      314,857    53,154       261,703                    2
External Affairs                   815,995     2,310       813,685                    8
Finance                            627,061    49,534       577,527                    3
Controller                         275,582     4,600       270,982                    2
Legal and Corp. Secretary          861,834    43,773       818,061                    3

Generating Business Unit        10,652,774     2,353    10,650,421                  167
  Power Stations                73,147,053         0    73,147,053                1,298
Operating Business Unit        129,928,308    27,886   129,900,422                2,543
Retail Marketing Bus. Unit       5,133,412     3,086     5,130,326                   63
Transmission Business Unit       9,095,215     6,510     9,088,705                  140
AYP Capital, Inc.(Unregulate)    1,672,773    13,950     1,658,823                   29

Support Business Units:
  Audit Services                 1,635,723     1,004     1,634,719                   25
  Controller                     6,317,672    40,586     6,277,086                  123
  Corporate Communications       1,206,681    35,078     1,171,603                   21
  External Affairs                 878,770        19       878,751                    9
  Financial Mgmt.                  871,714     2,862       868,852                   14
  Human Resources                2,953,345    25,480     2,927,865                   49
  Information Services           7,685,658        47     7,685,611                  122
  Legal                          2,889,865    12,545     2,877,320                   53
  Plan. & Compliance             2,823,101       225     2,822,876                   37
  Procurement                    1,877,203       864     1,876,339                   35
  Regulation & Rates             2,888,611    26,259     2,862,352                   46
  System Security                1,274,281       795     1,273,486                   24
  Treasury Svcs, Electronic
      Commerce & Risk Mgmt.      1,795,239    12,407     1,782,832                   45
  Other                         25,129,275     2,868    25,126,407


                     TOTAL     294,417,698   502,106   293,915,592                4,868


  In 1997 virtually all employees of associated companies were transferred to Allegheny Power Service Corporation. These amounts include total salaries rather than just Account 920 amounts. These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                                                     27
      ANNUAL REPORT OF     Allegheny Power Service Corporation  Page 1 of 13

                      For the Year Ended December 31, 1997

                             OUTSIDE SERVICES EMPLOYED
                                    ACCOUNT 923

INSTRUCTIONS:       Provide a breakdown by subaccount of outside services
                    employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                    RELATIONSHIP
                                                    "A"-ASSOCIATE
                                                      "NA"-NON
FROM WHOM PURCHASED        ADDRESS                   ASSOCIATE     AMOUNT

Data Processing Service:

  ABB Power T&D Co. Inc.   PO Box 73367                  NA           53,436
                           Chicago, IL  60673

  American Software, Inc.  P.O. Box 101593               NA           80,535
                           Atlanta, GA  30392

  Candle Corporation       P.O. Box 92278                NA          105,747
                           Chicago, IL  60675-2278

  Cincom                   Department 796                NA           72,900
                           Cincinnati, OH  45269

  Cognos Corporation       PO Box D3923                  NA           97,627
                           Boston, MA  022413

  Comdisco, Inc.           PO Box 96283                  NA          239,804
                           Chicago, IL  60693

  Computer Associates      P.O. Box 360355               NA          133,177
    International, Inc.    Pittsburgh, PA  15251-6355

  Computerpeople, Inc.     4400 Campbells Run Rd         NA           59,694
                           Pittsburgh, PA  15205

  Compuware Corp           Drawer 64376                  NA           76,743
                           Detroit, MI  482640

  Hyperion Software Corp   900 Long Ridge Rd             NA          308,865
                           Stamford, CT  06902

  IBM Corp                 PO Box 19222                  NA          661,248
                           Chicago, IL  60693

                                                                Page 2 of 13
Data Processing Service (continued)

  INACOM-North Central     P.O. Box 8500 (41835)         NA        1,185,301
     Reg.                  Philadelphia, PA  19178

  Information Mngmnt       7915 Westpark Drive           NA           95,446
     Consult Inc           McLean, VA  22102

  Inpower, Inc             PO Box 45673                  NA          334,650
                           San Francisco, CA  941450

  Intergraph Corporation   P.O. Box 13700                NA          145,931
                           Newark, NJ  07188-0700

  Jetform Corp.            P. O. Box 66512               NA          103,440
                           Chicago, IL 60666-0512

  Microsoft Premier        P. O. Box 844510              NA           66,100
                           Dallas, TX 75284-4510

  MK Consulting Services   Penn Center West One, Ste     NA           69,683
                           Pittsburgh, PA  15276

  New Energy Assoc. LLC    P. O. Box 116022              NA          106,500
                           Atlanta, GA  30368-6022

  Oracle Corp.             P. O. Box 71028               NA          187,752
                           Chicago, IL  60694-1028

  Ouellette & Assoc.       40 S. River Rd.               NA           79,838
                           Bedford, NH  03110

  Sterling Software        P. O. Box 198645              NA          131,821
                           Atlanta, GA  30384-8645

  Miscellaneous - 137 vendors                            NA        1,025,337
                                                                   5,421,575

                                                                Page 3 of 13
Engineering Service:

  Black & Veatch           P. O. Box 802258              NA          260,858
                           Kansas City, MO   64180-2258

  Metzler & Associates     520 Lake Cook Rd.             NA          178,469
                           Deerfield, IL  60015

  Putnam Hayes &           One Memorial Dr.              NA           82,861
    Bartlett Inc.          Cambridge, MA  02142

  SE Technologies Inc.     98 Vanadium Rd.               NA           83,395
                           Bridgeville, PA  15017

  Miscellaneous - 24 vendors                             NA          150,718
                                                                     756,301

Legal Service:

  Carter Ledyard &         2 Wall Street                 NA           64,076
     Milburn               New York, NY 10005

  Charles River            D-3139                        NA           61,400
     Associates, Inc.      Boston, MA  022413

  Daticon Systems, Inc.    PO Box 269                    NA          137,003
                           Norwich, CT  06360

  International Data       5 Schuman Rd                  NA          178,796
    Services of NY, Inc.   Millwood, NY  10546

  Jackson & Kelly          PO Box 11276                  NA          134,977
                           Charleston,  WV  25339

  Jackson Lewis            One North Broadway            NA           62,521
    Schnitzler & Krupman   White Plains, NY    10601-2310

                                                                Page 4 of 13
Legal Service (continued)

  Keller & Heckman LLP     1001 G Street NW              NA           55,904
                           Washington D.C.  20001

  Kirkpatrick & Lockhart   Payne-Shoemaker Bldg          NA        4,221,975
     LLP                   240 N Third St.
                           Harrisburg, PA  17101-1507

  Legal Management         Two Gateway Center            NA          123,489
    Services Inc.          Pittsburgh, PA  15222

  Legal Network Ltd.       2987 Babcock Blvd., Ste.      NA          130,096
                           Pittsburgh, PA  15237

  Murphy & Shaffer         100 Light Street, Ninth F     NA          380,624
                           Baltimore, MD 21202-1019

  Putnam Hayes &           One Memorial Dr.              NA          917,845
    Bartlett               Cambridge, MA  02142

  Reed Smith Shaw &        P. O. Box 360074M             NA           92,029
    McClay                 Pittsburgh, PA 15251-6074

  Robinson & McElwee       PO Box 1791                   NA          158,126
    LLP                    Charleston, WV  25326

  Sullivan & Cromwell      125 Broad St.                 NA        1,094,939
                           New York, NY  10004

  Verner-Lippert           Bernhard-McPherson & Hand     NA          662,573
                           901 15th St. NW
                           Washington D.C. 20005-3502

  Winston & Strawn         1400 L Street                 NA          557,109
                           Washington D.C. 20005-3502

                                                                Page 5 of 13
Legal Service (continued)

  Zevnik Horton Guibord    The Warner Bldg.              NA          225,591
    & McGovern             1299 Penna. Ave., NW 9th Fl.
                           Washington D.C.  20004

  Miscellaneous - 65 vendors                             NA          511,597
                                                                   9,770,670

Medical Service:

  Spectrum Medical Serv.   One Landmark N. Ste. 101      NA           75,654
                           20399 Rt. 19 N.
                           Cranberry Twp., PA  16066-6136

  Miscellaneous - 126 vendors                            NA          260,340
                                                                     335,994
Temporary Manpower:

  Manpower Inc.            Box 68-6003                   NA          164,667
                           Milwaukee, WI  53267-6003

  Miscellaneous - 5 vendors                              NA           16,980
                                                                     181,647
Rates:

  Putnam Hayes & Bartlett  One Memorial Drive            NA          869,047
                           Cambridge, MA  02142

  Verner-Liipfert          901 15th St. NW               NA           62,583
                           Washington, D.C.
                                        20005-2301

  Miscellaneous - 3 vendors                              NA            8,505
                                                                     940,135

                                                                Page 6 of 13
Credit and Collections:

  Payco American Corp.     180 N. Executive Dr.          NA          284,736
                           Brookfield, WI  53005-6066

  Miscellaneous - 15 vendors                             NA           42,137
                                                                     326,873

Auditing:

  Miscellaneous - 6 vendors                              NA           37,316

Other Service:

  A. C. Coy Co.            P.O. Box 1262                 NA          852,968
                           Canonsburg, PA  15317

  A. E. Roach              335 Old Plank Rd.             NA           52,177
                           Washington, PA  15301

  American Software Inc.   P.O. Box 101593               NA           71,737
                           Atlanta, GA  30392

  Andersen Consulting LLP  P.O. Box 70629                NA          578,270
                           Chicago, IL  60673-0629

  Antech Limited           One Triangle Drive            NA           77,937
                           Export, PA  15632

  Bowne of New York City   Attn:  Accounting Dept.       NA          422,615
                           345 Hudson St.
                           New York, NY  10014-4502

  Chapman Corp.            331 S. Main Street            NA          113,743
                           Washington, PA  15301

                                                                Page 7 of 13
Other Service (continued)

  ChaseMellon Shareholder  Accounting Dept.              NA          324,299
                           P.O. Box 360857
                           Pittsburgh, PA  15251-6857

  CIBER                    PO Box 5912                   NA          571,651
                           Denver, CO 80217-5912

  Citibank NA              GRB Central Customer Srvc     NA           53,936
                           One Court Square 7th Floor
                           Long Island City, NY  11120

  Comdisco Inc.            P.O. Box 96283                NA          573,229
                           Chicago, IL  60693

  Commonwealth Relocation  8 Penn Center Plaza           NA        1,643,645
                           Philadelphia, PA  19103

  Computer Task Group      P.O. Box 60073                NA           88,395
                           Charlotte, NC  28260

  Computerpeople, Inc      4400 Campbells Run Rd         NA          886,241
                           Pittsburgh, PA  15205

  Coopers & Lybrand LLP    P.O. Box 905695               NA          178,987
                           Charlotte, NC  28290-5695

  Data Systems Network     34705 W. Twelve Mile Rd.      NA           80,400
                           Ste. 300
                           Farmington Hills, MI  48331

  DDI Customer Service Inc.Dept. 1817                    NA           68,770
                           Pittsburgh, PA  15278-1817

                                                                Page 8 of 13
Other Service (continued)

  Deloitte & Touche LLP    P.O. Box 840148               NA        1,178,903
                           Dallas, TX  75284-0148

  Dollar Energy Fund Inc.  P.O. Box 42329                NA           70,077
                           Pittsburgh, PA  15203-0329

  Dri/McGraw-Hill          P.O. Box 5-0210               NA           93,600
                           Woburn, MA  01815-0210

  Einhorn Design           1103 Bingham St.              NA           86,843
                           Pittsburgh, PA  15203

  Electric Power Rsrch     Attn:  Barbara J. Solseth     NA          185,000
                           P.O. Box 10412
                           Palo Alto, CA  94303

  Engineering Applied      Four Triangle Drive           NA           72,070
     Sciences, Inc.        Ste 120
                           Export, PA 15632

  Environmental Consultant 301 Lakeside Dr.              NA           51,000
                           Southampton, PA  18966-4527

  Environmental Futures Inc530 Atlantic Ave.             NA          299,149
                           Boston, MA  02210

  EPRI                     P.O. Box 60624                NA          494,082
                           Charlotte, NC  28260

  Executrain Corp.         Penn Center West Four         NA           70,526
                           Ste. 220
                           Campbells Run Rd.
                           Pittsburgh, PA  15276

                                                                Page 9 of 13
Other Service (continued)

  First Data Payment       P.O. Box 502130               NA          326,945
                           St. Louis, MO  63150-2130

  Fitch Investor Service   P.O. Box 96663                NA           95,000
    Inc.                   Chicago, IL  60693-6663

  FS Integrators Inc.      P.O. Box 16727                NA          112,857
                           Irvine, CA  92623-6727

  Fuld & Company, Inc.     126 Charles St.               NA           79,883
                           Cambridge, MA  02141-2130

  Goldman Sachs & Co.      Attn:  Mr. Richard Boughr     NA          200,000
                           85 Broad St.
                           New York, NY  10004

  Hallmark Tassone         Attn:  Willie Hogue           NA          612,883
                           4 Gateway Center
                           Pittsburgh, PA  15222-1207

  Hoechstetter Printing    218 N. Braddock Ave.          NA          277,401
    Co.                    Pittsburgh, PA  15208

  Inpower Inc.             P.O. Box 45673                NA           51,776
                           San Francisco, CA  94145-5673

  Jana O. Sheffer          EN-Net Services LLC           NA           77,573
                           315 W. 2nd St.
                           Frederick, MD  21701

  KCS Computer Services    777 Penn Center Blvd.         NA          381,537
    Inc.                   Ste. 600
                           Pittsburgh, PA  15235-5906

                                                                Page 10 of 13
Other Service (continued)

  Kizan Technologies Inc.  200 Whittington Pkwy.         NA           52,372
                           Ste. 101
                           Louisville, KY  40222

  Knepper Press Corp.      1120 Robb Hill Rd.            NA          138,526
                           Oakdale, PA  15071-9106

  Kubba Consultants Inc.   River Rd. Office Center       NA           52,700
                           2720 River Rd.
                           Des Plaines, IL  60018

  Kwasha Lipton            P.O. Box 35012                NA           59,350
                           Newark, NJ  07193-5012

  Lehigh University        Bursar's Office               NA           90,593
                           27 Memorial Dr. W.
                           Bethlehem, PA  18015

  Mackenzie Partners Inc.  156 Fifth Ave.                NA           76,813
                           New York, NY  10010

  Management Consulting    2710 Rochester Rd.            NA          259,760
    Solutions Inc.         Cranberry Twp., PA  16066

  Manpower Inc.            Box 68-6003                   NA           52,719
                           Milwaukee, WI  53267-6003

  Maxim Group - Aerotek    P.O. Box 630853               NA          182,777
                           Baltimore, MD  21263-0853

  McKinsey & Co., Inc.     Attn:  Heather Scull          NA          434,800
                           1101 Pennsylvania N.W.
                           Washington, DC  20004-2504

                                                                Page 11 of 13
Other Service (continued)

  Mellon Bank NA           Commercial Loans              NA           67,269
                           P.O. Box 360061
                           Pittsburgh, PA  15251-6061

  Meta Group Inc.          P.O. Box 19114                NA           86,448
                           Newark, NJ  07195-0114

  Metzler & Associates     520 Lake Cook Road            NA        1,504,161
                           Deerfield, IL  60015

  MK Consulting Services   Penn Center West One          NA          388,066
                           Suite 300
                           Pittsburgh, PA  15276

  Moody's Investor Service P.O. Box 102597               NA          109,018
                           Atlanta, GA  30368-0597

  Ogilvy Adams & Rinehart  1901 L. Street N.W.           NA          129,368
                           Ste. 300
                           Washington, DC  20036-3540

  Pittsburgh Business Cons.Chamber Commerce Bldg.        NA           90,055
                           411 7th Ave. Ste. 1401A
                           Pittsburgh, PA  15219-5963

  PNC Bank NA              P.O. Box 821523               NA          207,698
                           Philadelphia, PA
                                        19182-1523

  Price Waterhouse LLP     P.O. Box 641300               NA          207,828
                           Pittsburgh, PA  15264-1300

  Professional Services    Hartley-Rose Bldg.            NA          346,993
    Group                  425 First Ave.
                           Pittsburgh, PA  15219-1321

                                                                Page 12 of 13
Other Service (continued)

  Putnam Hayes &           One Memorial Drive            NA          363,073
     Bartlett, Inc.        Cambridge, MA  02142

  R. I. Lampus Co.         816 R.I. Lampus Avenue        NA           61,721
                           Box 167
                           Springdale, PA  15144

  Risk Advisory            3000-300 5th Ave SW           NA           65,831
                           Calgary Alberta
                           Canada   T2P 3C4

  Source Consulting        Foster Plaza VI               NA          161,743
                           681 Andersen Dr.
                           Pittsburgh, PA  15220

  Source Services Corp.    PO Box 970956                 NA          662,739
                           Dallas, TX 75397-0956

  Standard & Poor's        P.O. Box 80-2542              NA          105,900
                           Chicago, IL  60680-2542

  Test Inc.                Accts. Receivable             NA          133,562
                           P.O. Box 326
                           Nitro, WV  25143-0326

  The Abernathy MacGregor  501 Madison Ave.              NA          303,391
                           New York, NY  10022

  The Bentley Company Inc. 22 Kane Industrial Dr.        NA          290,944
                           Hudson, MA  01749

  The McKinley Group Inc.  115 Chester St.               NA          188,147
                           Front Royal, VA  22630

                                                                Page 13 of 13
Other Service (continued)

  Towers Perrin Inc.       P.O. Box 8500 S-6110          NA          123,903
                           Philadelphia, PA  19178

  Transervice Air Corp.    P.O. Box 338                  NA          130,950
                           4200 First Ave.
                           Nitro, WV  25143

  United Parcel Service    P.O. Box 4980                 NA           50,224
                           Hagerstown, MD  21747-4980

  XL Connect Systems Inc.  P.O. Box 930356               NA          253,280
                           Atlanta, GA  31193-0356

  Yost & Company           3770 Loch Hwy Pkwy            NA           57,150
                           Roswell, GA  30075

  Miscellaneous - 337 vendors                            NA        2,285,705
                                                                  21,231,681


                                                       Total      39,002,192

  These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XV, but are distributed among various lines.

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1997

                        EMPLOYEE PENSIONS AND BENEFITS
                                 ACCOUNT 926

      INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



                         DESCRIPTION                           AMOUNT

      Employee welfare payments                                  524,382
      Corporate pension plan                                   2,438,676
      Long-term disability                                     3,270,200
      Employee moving expense                                    401,334
      Group medical                                            8,281,810
      Group life insurance                                     1,685,855
      Savings plan expense                                     1,348,913
      Employee education assistance                              115,419
      Group dental                                              (524,475)
      Medical salaries & fees                                    311,659
      Postretirement benefits other than pensions              7,291,000
      Supplemental Executive Retirement expense                  268,278
      News publications & other employee information              75,932
      Meal allowance                                             296,824
      Personal vehicle allowance                                 164,873
      Benefits allocated functionally                        (16,349,247)
      Miscellaneous (7)                                           18,291


                                                    TOTAL      9,619,724

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                  For the Year Ended  December 31, 1997

                       GENERAL ADVERTISING EXPENSES
                               ACCOUNT 930.1


    INSTRUCTIONS: Provide a listing of the amount included in Account
                  930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee show separately the name of the payee and the aggregate amount applicable thereto.


                 DESCRIPTION                   NAME OF PAYEE    AMOUNT

         General Advertising:
           Television                        Hallmark Tassone     47,177
           Other advertising activities      Hallmark Tassone     23,048
           Advertising Contract              Dunn & Bradstreet     4,846
           Related salaries & wages                               19,944
                                                                  95,015
         Newspaper Advertising:
                                             The Kaiser Group      3,576
                                             Hallmark Tassone     90,052
           Other (1)                                               1,671
           Related salaries & wages                                1,630
                                                                  96,929

         Radio, Display, Photo. Advertising:                       6,131

         Television Advertising:
                                             Hallmark Tassone    204,186
           Related salaries & wages                                   82
                                                                 204,268

         Other Customer Information Advertising:
                                             Hallmark Tassone     12,076
           Related salaries & wages                                1,902
                                                                  13,978


                                       TOTAL                     416,321

         ANNUAL REPORT OF   Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1997

                      MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2

    INSTRUCTIONS:  Provide a listing of the amount included in Account
                   930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.


                       DESCRIPTION                            AMOUNT

    Corporate membership dues                                      53,381
    Directors fees and expenses                                   109,497
    Research & development                                        249,631
    Financial expenses                                          1,166,514
    Customer service public information                           131,315
    Cost of service studies                                       220,360
    Miscellaneous                                                 393,690


                                                   TOTAL        2,324,388

         ANNUAL REPORT OF   Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1997

                                     RENTS
                                  ACCOUNT 931

    INSTRUCTIONS:  Provide a listing of the amount included in Account
                   931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


                       TYPE OF PROPERTY                        AMOUNT

    Data processing equipment and space                        3,041,491
    Power control center equipment and space                           0
    Microwave and telecommunications equipment                   677,923
    Other office space                                           148,439
    Miscellaneous                                                 49,209


                                                      TOTAL    3,917,062

         ANNUAL REPORT OF   Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1997

                       TAXES OTHER THAN INCOME TAXES
                                 ACCOUNT 408

    INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
                   Income Taxes".  Separate the analysis into two groups:
                   (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amount thereof. Provide a subtotal for each class of tax.


                       KIND OF TAX                            AMOUNT


    (1) Other than U.S. Government Taxes:

        State unemployment tax                                 500,032
        Franchise tax                                              400
        State sales tax                                       (217,620)
        State gross premium                                      6,918
        Commercial rent or occupancy tax                        12,531
        State capitalized taxes                               (243,264)
            Total Other than U. S. Government Taxes             58,997


    (2) U.S. Government Taxes:

        FICA                                                17,559,086
        Federal unemployment                                   247,427
        Federal capitalized taxes                           (6,598,589)
            Total U. S. Government Taxes                    11,207,924


                                                     TOTAL  11,266,921

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1997

                                  DONATIONS
                                ACCOUNT 426.1

     INSTRUCTIONS:  Provide a listing of the amount included in Account
                    426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


     NAME OF RECIPIENT       PURPOSE OF DONATION                AMOUNT


     Jackson & Kelly             Dues for OTAG issues            16,438
     North Harrison              Rails to Trails program          8,000
     Eastern Energy Alliance     Membership dues                  6,333
     Penna. Cleanways            Paint/Solvent Recycling prog.    5,000
     ORSANCO                     River Sweep program              5,000
     Sewickley Creek Watershed   Environ. Stewardship donation    5,000
     Regional Trail Corporation  Renovation of Railroad Car       3,500
     Friends of the Cheat        Donation                         3,000
     Belmont Elementary School   Nature Fitness Trail             3,000
     Miscellaneous (23)                                          24,612


                                                        TOTAL    79,883

             ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1997

                                 OTHER DEDUCTIONS
                                  ACCOUNT 426.5

      INSTRUCTIONS:  Provide a listing of the amount included in Account
                     426.5, "Other Deductions", classifying such expenses according to their nature.


                   DESCRIPTION              NAME OF PAYEE       AMOUNT


      Tax related penalties                    Various             (4,579)
      Civic & political related expenses       Various            484,135
      Miscellaneous                            Various             14,295


                                                     TOTAL        493,851

      ANNUAL REPORT OF   Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1997

                             SCHEDULE XVIII
                      NOTES TO STATEMENT OF INCOME


  INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


  See notes on page 19, Schedule XIV.

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

          STAFF ASSISTANT


     SENIOR VICE PRESIDENT

          VICE PRESIDENT, OPERATING BUSINESS UNIT

               DIRECTOR, OPERATIONS (7)

               DIRECTOR, OPERATIONS SERVICES (2)

               DIRECTOR, CUSTOMER SERVICE

               FINANCIAL ADVISOR

          VICE PRESIDENT, TRANSMISSION BUSINESS UNIT

               DIRECTOR, OPERATIONS

               DIRECTOR, TRANSMISSION MARKETING

               DIRECTOR, TRANMISSION PROJECTS (2)

          GENERAL MANAGER, RETAIL BUSINESS UNIT


     SENIOR VICE PRESIDENT (BULK POWER)

          VICE PRESIDENT, GENERATION BUSINESS UNIT

               DIRECTOR, GENERATION PROJECTS (3)

               DIRECTOR, FUEL PROCUREMENT

               DIRECTOR, OPERATIONS

               DIRECTOR, GENERATION MARKETING

          VICE PRESIDENT, PLANNING AND COMPLIANCE BUSINESS UNIT

               DIRECTOR, PLANNING AND COMPLIANCE (2)



     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

          VICE PRESIDENT AND CONTROLLER

               CONTROLLER

                    MANAGER, ASSET & FUEL ACCOUNTING

                    MANAGER, CORPORATE ACCOUNTING

                    MANAGER, PAYMENT PROCESSING & PAYROLL

                    MANAGER, TAXES

                                                            36A

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN AND CHIEF EXECUTIVE OFFICER (CONTINUED)

     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER (CONTINUED)

          VICE PRESIDENT AND CONTROLLER (CONTINUED)

               DIRECTOR, AUDIT SERVICES

          VICE PRESIDENT AND TREASURER

               ASSISTANT TREASURER

               MANAGER, RISK MANAGEMENT

               COORDINATOR, ELECTRONIC COMMERCE

          EXECUTIVE DIRECTOR, REGULATION & RATES

               DIRECTOR, REGULATION & RATES

                    MANAGER, COSTING & RATES

               MANAGER, FINANCIAL ANALYSIS

                    MANAGER, FUEL & CAPITAL RECOVERY

          DIRECTOR, FINANCIAL MANAGEMENT

               MANAGER, INVESTOR RELATIONS


     VICE PRESIDENT (ADMINISTRATION)

          VICE PRESIDENT, ALLEGHENY ENERGY SOLUTIONS

               ASSISTANT VICE PRESIDENT, ALLEGHENY ENERGY SOLUTIONS

          ASSISTANT VICE PRESIDENT, AYP CAPITAL

               ENERGY MARKETS DIRECTOR

          BUSINESS DEVELOPMENT DIRECTOR

          DIRECTOR, CORPORATE COMMUNICATIONS

          DIRECTOR, HUMAN RESOURCES

               COORDINATOR, IOG

               MANAGER, HUMAN RESOURCES (2)

          DIRECTOR, INFORMATION SERVICES

               MANAGER, INFORMATION SERVICES (3)

               BUSINESS CONSULTANT (6)

          DIRECTOR, PROCUREMENT

                                                            36B

         ANNUAL REPORT OF  Allegheny Power Service Corporation

                          ORGANIZATION CHART


CHAIRMAN AND CHIEF EXECUTIVE OFFICER (CONTINUED)

     VICE PRESIDENT (ADMINISTRATION)(CONTINUED)

          DIRECTOR, SYSTEM SECURITY

          ENERGY SERVICE DIRECTOR

          COMMUNICATIONS DIRECTOR


     VICE PRESIDENT, EXTERNAL AFFAIRS

          ASSISTANT TO VICE PRESIDENT

          VICE PRESIDENT, CORPORATE AFFAIRS (3)

          MANAGER, CORPORATE AFFAIRS(3)

          DIRECTOR, POLICY ANALYSIS

          MANAGER, FEDERAL AFFAIRS

          MANAGER, STATE GOVERNMENTAL AFFAIRS


     VICE PRESIDENT (LEGAL)

          VICE PRESIDENT, LEGAL SERVICES

          DIRECTOR, LEGAL SERVICES

               MANAGER, CLAIMS

          ATTORNEY (AYP CAPITAL)

          CORPORATE SECRETARY

               ASSISTANT SECRETARY (2)


NOTE:  THIS ORGANIZATIONAL CHART REFLECTS ONLY SERVICE COMPANY POSITIONS.
       IT DOES NOT INCLUDE OPERATING COMPANY POSITIONS WHICH ARE DIRECTED BY THE SERVICE COMPANY.

        ANNUAL REPORT OF Allegheny Power Service Corporation

                       METHODS OF ALLOCATION


1. The costs of rendering services by Service Company include all costs of doing business including interest on debt but excluding a return for the use of Service Company's initial equity capital amounting to $50,000.

2. (a) Service Company maintains a separate record of the expenses of each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the department but which are necessary to its operation.

         (b) The aggregate of these expenses will be referred to hereinafter as "Departmental Expenses," and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life, pension, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses of training and development of Service Company's employees, rents, dues and memberships, and all other expenses attributable to, or necessary to the operation of, the department.

         (c) Departmental Expenses do not include:

               (i) Those incremental Out-of-Pocket Expenses that are incurred for the direct benefit and convenience of a particular Customer Company or a group of Customer Companies and are to be charged solely to such Customer Company or group of Customer Companies and;

                  (ii) Service Company's Overhead Expenses.  Such
             expenses include, among others, costs of maintaining the corporate existence of Service Company; taxes; two-thirds of the New York Secretary and Office Services Department (the estimated portion of this department's expenses for general office services, telephone switchboard, mail and messenger service and central records), and other expenses, such as outside auditing and legal fees.

3. (a) Employees in each department are divided into two groups:

               (i)     Employees directly engaged in rendering
             services to Customer Companies or to Service Company are designated as Group A employees.

               (ii) Secretaries, clerical, office service and other employees, who are not engaged directly in rendering services to Customer Companies or to Service Company, are designated as Group B employees.

         (b) Group A employees maintain records showing time employed in rendering services ("Chargeable Hours"), nature of services rendered, and identity of companies or groups of companies served.

                                                                         37A

        ANNUAL REPORT OF Allegheny Power Service Corporation

                       METHODS OF ALLOCATION


  (c) An hourly departmental expense billing rate for each Group A employee is calculated monthly as follows:

               (i) The total Chargeable Hours of all Group A employees of each department are summarized from the Group A time records for the month.

               (ii) The hourly departmental expense billing rate for each Group A employee of the department is the quotient obtained by dividing the Chargeable Hours for the department (as determined in Section 3.(c)(i)) into the total Departmental Expenses for the department (as defined in Section 2.(b)).

4. The Chargeable Hours and incremental Out-of-Pocket Expenses expended in respect of specific services rendered to individual Customer Companies or to Service Company are separately recorded.

5.  ALLOCATION FACTORS

    (a)  Operating Company Allocation Factor

               (i) Chargeable Hours and incremental Out-of-Pocket Expenses expended for a group of Operating Companies are allocated to each Operating Company in the group based on the ratio that the Allocation Factor of such Operating Company, determined as hereinafter provided, bears to the total of the Allocation Factors of all the Operating Companies in such group.

                  (ii) The Allocation Factor applicable to an
             Operating Company during any year is the average of the quotients of:

                     (1) The total electric operating revenues of such Operating Company (excluding revenues from sales to Operating Companies) for the three years immediately preceding the current year divided by the total of such revenues of all Operating Companies for the three-year period;

                     (2)  The total expenses of such Operating
                 Company (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and Maintenance Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the Federal Power Act for the same three-year period divided by the total of such expenses of all Operating Companies for the same period;

                                                                        37B


        ANNUAL REPORT OF Allegheny Power Service Corporation

                       METHODS OF ALLOCATION


                     (3)  The total number of kwhs sold by
                 such Operating Company to regular customers
                 (excluding other Operating Companies)
                 during the same three-year period divided by the total number of kwhs so sold by all Operating
                 Companies during the three years; and

                      (4) The sum of the total amounts of electric plant in service on the books of such Operating
                 Company (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant in service (less reserves for depreciation and amortization) on the books of all Operating Companies at the close of each of such three years.

                      (5)  If the use of the aforesaid bases of
                 allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

         (b) All System Companies Allocation Factor

                 (i) Chargeable Hours and incremental Out-of-Pocket Expenses expended for a group which includes APS and AYP Capital, Inc. (AYP) are allocated among the constituent companies on the basis of the average of the prior three years' direct costs charged by the Service Company to each Operating Company, APS, and AYP.

    (c)  Power Station Allocation Factor

                 (i) The Allocation Factor applicable to Service Company employees who provide services to Customer Companies' Power Stations during any year is based upon the generating capacity of each power station divided by the System total generating capacity.

    (d)  Service Company Corporate Allocation Factor

                 (i) Overhead Expenses (as defined in Section 2.(c)(ii) above) and cost of services rendered to Service Company are distributed among Customer Companies in direct proportion to the amounts of Departmental Expenses charged to or allocated to such companies, as described in Sections 5.(a)(b)(c) above, respectively.

    (e)  Direct Assignment Allocation Factor

                 (i) This applies to other allocations which are 100% assigned to a specific company or station.

                                                                        37C


        ANNUAL REPORT OF Allegheny Power Service Corporation

                       METHODS OF ALLOCATION


6. The amount of Departmental Expenses charged to a Customer Company or to Service Company are the sum of the products obtained by multiplying the estimated hourly departmental expense billing rate in respect of each Group A employee by the sum of (a) the number of Chargeable Hours expended by each such Group A employee on services performed specifically for such Customer Company or Service Company as described in Section 4. above, and (b) the number of Chargeable Hours of each such Group A employee allocated to such Customer Company in respect of services performed for Groups of Customer Companies of which the aforesaid company is a constituent member, as described in Section 5. above.

7. The total cost of a particular service rendered to a specified Customer Company is the sum of the Departmental Expenses, Overhead Expenses, cost of services rendered to Service Company, and incremental Out-of-Pocket Expenses which are applicable to such Company in respect of such service.

8. The total cost of a particular service rendered to a specific group of Customer Companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to Service Company, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

9. Whenever the charges to individual Customer Companies for services rendered are based upon estimates of Service Company's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935 Act.

                                                                          38
            ANNUAL REPORT OF  Allegheny Power Service Corporation


         ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


          None.

        ANNUAL REPORT OF Allegheny Power Service Corporation


                          SIGNATURE CLAUSE


                Pursuant  to the requirements of the Public  Utility

    Holding  Company  Act of 1935 and the rules and  regulations  of the  Securities  and Exchange Commission issued thereunder,  the undersigned company has duly caused this report to be signed  on

    its   behalf   by   the  undersigned  officer   thereunto   duly

    authorized.


                            Allegheny Power Service Corporation
                                  (Name of Reporting Company)

                       By:  /s/ Thomas J. Kloc
                               (Signature of Signing Officer)

                                Thomas J. Kloc, Controller
                       (Printed Name and Title of Signing Officer)


                       Date:  April 30, 1998